Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors
DNB Financial Corporation:

We consent to incorporation by reference in this Registration Statement on Form S-8 of DNB Financial Corporation, of our report dated June 26, 2008  with respect to the statements of net assets available for benefits of the DNB First 401(k) Retirement Plan as of December 31, 2007 and 2006 and the related statements of changes in net assets available for benefits for the years ended December 31, 2007, 2006 and 2005 and the related supplemental schedule of assets (held at end of year)  as of December 31, 2007, and the related schedule of reportable transactions for the year ended December 31, 2007 which report appears in the December 31, 2007 annual report on Form 11-K of the DNB First 401(k) Retirement Plan.

/s/ Fischer Cunnane & Associates Ltd.

June 26, 2008